FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on March 28, 2013, by Panasonic Corporation (the registrant), announcing memorandum of understanding with regard to partial transfer of shares in Panasonic Logistics Corporation.

2.	News release issued on March 28, 2013, by the registrant, announcing proposed changes to the members of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: March 29, 2013

Nippon Express Co., Ltd.

Panasonic Corporation

March 28, 2013

Nippon Express and Panasonic Announce

Memorandum of Understanding with Regard to Partial Transfer of Shares in Panasonic Logistics Corporation

Tokyo and Osaka, Japan, March 28, 2013 — Nippon Express Co., Ltd. ([TSE:9062] “Nippon Express”), and Panasonic Corporation ([NYSE:PC / TSE:6752] “Panasonic”) today announced that the two companies have signed a memorandum of understanding (MOU) in which Panasonic agreed to transfer a part of its shares in Panasonic Logistics Co., Ltd. (“Panasonic Logistics”), a wholly owned subsidiary of Panasonic, to Nippon Express (the “Share Transfer”). Nippon Express and Panasonic are currently engaged in detailed discussions with the goal of promptly finalizing a definitive agreement.

1. Background and Objectives of the Share Transfer

With “growth as a global logistics company” being a pillar of its basic strategy, Nippon Express is quickly and flexibly accommodating the increasingly sophisticated and diversified global business needs of its customers, and the entire Nippon Express Group is working in concert toward realization of this goal.

At the same time, Panasonic is pursuing greater efficiency in its group logistics as a means of strengthening the competitiveness of its businesses.

The Share Transfer will permit Nippon Express to include in its group a new company that will serve as a foundation on which to build a logistics platform in the electronics industry for future growth, and will enable Panasonic to bolster the competitiveness of its group logistics via Panasonic Logistics by utilizing the know-how of Nippon Express as a total logistics company.

Panasonic Logistics aims to enhance its corporate value by ensuring growth and profitability through the utilization of Nippon Express’ global network and know-how in optimizing logistics, and by increasing the efficiency of its logistics operations while maintaining its current service level.

2. Corporate profile of Panasonic Logistics

(1) Corporate name	: Panasonic Logistics Co., Ltd.
(2) Representative	: Kouei Fujii, President
(3) Head office	: 2-6, Higashi Beppu 3-Chome, Settsu-shi, Osaka, Japan
(4) Date established	: October 2001
(5) Business activities	: Logistics and warehousing
(6) No. of employees	: Approximately 1,200 (as of February 28, 2013)
(7) Amount of capital	: 1,800 million yen
(8) Shareholdings	: Panasonic 100.0%
(9) Net sales	: 73,031 million yen (year ended March 31, 2012)

3. Outline of the Memorandum of Understanding (MOU)

An outline of the MOU signed by Nippon Express and Panasonic is provided below.

(1)	Panasonic will transfer to Nippon Express 2,399,999 shares (66.6%) of Panasonic Logistics out of 3,600,000 shares issued in total.

(2)	Panasonic Logistics as a member of the Nippon Express Group will aim to enhance logistics efficiency by utilizing Nippon Express’ logistics networks and know-how.

(3)	Panasonic Logistics will maintain its current service level.

(4)	Nippon Express aims through the Share Transfer to acquire logistics know-how and customer networks in the electronics industry, and to establish a logistics platform for this same industry.

(5)	Panasonic seeks to utilize Nippon Express’ know-how and logistics services to strengthen the competitiveness of its group logistics.

4. Future Schedule

Nippon Express and Panasonic are currently engaged in detailed discussions with the goal of promptly finalizing a definitive agreement by the end of May 2013. The Share Transfer will be made in accordance with the terms of the definitive agreement and is currently expected to be completed in July 2013. Both companies recognize that, where filings relating to the Share Transfer are necessary pursuant to competition law in China, the EU, and other countries, the schedule of the Share Transfer may change, depending on the time required for expiration of the applicable post-filing waiting periods or the time required for government approvals.

Press Contacts

Nippon Express Co., Ltd.

Public and Investor Relations Division

Shinji Yamamoto

(Tel: +81-3-6251-1454)

Panasonic Corporation

Corporate Finance & IR Group

Shozo Mizuno

(Tel: +81-6-6908-1121)

# # #

March 28, 2013

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Changes to the Members of the Board of Directors

Osaka, Japan, March 28, 2013 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced the following proposed changes to the members of the Board of Directors, effective June 26, 2013. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders and at the subsequent Board of Directors meeting to be held on June 26, 2013.

Appointment:

Name	New Responsibility (Effective June 26)	Current Responsibility
Fumio Ohtsubo	Executive Advisor	Chairman of the Board

Shusaku Nagae	Chairman of the Board	Executive Vice President In charge of Solution Business President, Eco Solutions Company

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